Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries

Computation of Earnings Per Share

	Three Months Ended March 31,

	2009	2008
Basic: Earnings available to common shareholders	$5,545,436	$6,021,172

Weighted average common shares outstanding	10,286,089	10,695,706

Basic earnings per common share	$ 0.54	$ 0.56

Diluted: Earnings available to common Shareholders	$5,545,436	$6,021,172

Weighted average common shares Outstanding	10,286,089	10,695,706
Weighted average common shares equivalents associated with options and restricted stock	188,879	294,529
Total weighted average common shares for diluted purposes	10,474,968	10,990,235

Diluted earnings per common Share	$ 0.53	$ 0.55

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